Exhibit 99.1

NOTICE

NATIONAL INSTRUMENT 51-102

CHANGE IN THE ENDING DATE OF A FINANCIAL YEAR END

This notice is provided pursuant to the requirements of Part 4.8 of National Instrument 51-102 —Continuous Disclosure Obligations (the “NI 51-102”).

Change in Financial Year End

The Cash Store Financial Services Inc. (the “Reporting Issuer”) intends to change its year end from June 30 to September 30.

Reasons for the Change

The reason for this change in year-end is that the Reporting Issuer wants to better synchronize its financial reporting with its business planning.

Financial Reporting

Old Financial Year — the 12 month period ended June 30, 2010 (being the financial year of the Reporting Issuer immediately preceding the Reporting Issuer’s Transition Year).

Transition Year — the 15 month period ended September 30, 2010 (being the financial year in which the Reporting Issuer changes its financial year).  The Transition Year will be 15 months long, which does not exceed the maximum length set out in Section 4.8 of NI 51-102.

New Financial Year — the 12 month period ended September 30, 2011 (being the financial year immediately following the Reporting Issuer’s Transition Year)

The length and ending dates of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the Reporting Issuer’s Transition Year and its New Financial Year

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
15 months ended September 30, 2010	12 months ended June 30, 2010	12 months ended September 31, 2011	15 months ended September 30, 2010	3 months ended September 30, 2009	3 months ended September 30, 2008	3 months ended December 31, 2010	3 months ended December 31, 2009

				6 months ended December 31, 2009	6 months ended December 31, 2008	6 months ended March 31, 2011	6 months ended March 31, 2010

				9 months ended March 31, 2010	9 months ended March 31, 2009	9 months ended September 30, 2011	9 months ended September 30, 2010

				12 months ended June 30, 2010	12 months ended June 30, 2009

Filing Deadlines, prescribed under sections 4.2 and 4.4 of NI 51-102, for the interim and annual financial statements for the Reporting Issuer’s Transition Year.

For the 3 month period ended September 30, 2009 the filing deadline was November 14, 2009;

For the 6 month period ended December 31, 2009 the filing deadline was February 14, 2010;

For the 9 month period ended March 31, 2010 the filing deadline is May 15, 2010;

For the 12 month period ended June 30, 2010 the filing deadline is August 14, 2010; and

For the annual statements, 15 months ended September 30, 2010, the filing deadline is December 29, 2010.

THE CASH STORE FINANCIAL SERVICES INC.

Per:	(signed)
Nancy Bland
Chief Financial Officer